Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

RECEIVED
2004 AUG -9 P 3: 11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

26 July 2004

04036098

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

**SEC EXEMPTION NO 82-2692**

Dear Sir/Madam

**SOUTHCORP LIMITED - FILE 82-2692**
**APPENDIX 3Z – T P BURNET**

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
AUG 10 2004
THOMSON FINANCIAL

dlo 8/9

M M HUDSON
**COMPANY SECRETARY**

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
*Southcorp Limited ABN 80 007 722 643*
*403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia*

*Rule 3.19A.3*

# Appendix 3Z

## Final Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **SOUTHCORP LIMITED** |
| **ABN** | **80 007 722 643** |

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of director** | THOMAS PALMER BURNET |
| **Date of last notice** | 22 OCTOBER 2003 |
| **Date that director ceased to be director** | 23 JULY 2004 |

### Part 1 – Director's relevant interests in securities of which the director is the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| |
|---|
| **Number & class of securities** |
| 250,000 unlisted Executive Share & Option Plan options<br>250,000 unlisted Executive Director Share options |

+ See chapter 19 for defined terms.

## Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest | **Number & class of securities** |
|---|---|
| N/A. | N/A |

## Part 3 – Director's interests in contracts

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **No. and class of securities to which interest relates** | |

+ See chapter 19 for defined terms.